February 18, 2025

Jian Chen
Chief Executive Officer and Director
U-BX Technology Ltd.
Zhongguan Science and Technology Park
No. 1 Linkong Er Road, Shunyi District, Beijing
People   s Republic of China

       Re: U-BX Technology Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed January 28, 2025
           File No. 333-284216
Dear Jian Chen:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1
Cover Page

1. Please disclose on the cover page that the selling shareholders are able to exercise their warrants at a significant discount to current market price and that the public market price could decline significantly as the selling shareholders exercise their warrants. Also, disclose that because the company effected a reverse stock split in
       October 2024, if its share price again drops below Nasdaq   s minimum
bid price
       requirement of $1, the company may not be able to execute a reverse split to regain compliance with Nasdaq listing standards and risks being delisted. Refer to Nasdaq
       Listing Rule 5810(c)(3)(A)(iv).
 February 18, 2025
Page 2

       Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   William S. Rosenstadt